Exhibit 99.2

CERTIFICATION

OF THE CHIEF EXECUTIVE OFFICER

UNDER SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended annual report on Form 40-F of Repsol Oil & Gas Canada Inc. (the “Company”) for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Luis Cabra Dueñas, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                                      The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 12, 2017

By:	/s/ LUIS CABRA DUEÑAS
Name:	Luis Cabra Dueñas
Title:	Chief Executive Officer

CERTIFICATION

OF THE CHIEF FINANCIAL OFFICER

UNDER SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended annual report on Form 40-F of Repsol Oil & Gas Canada Inc. (the “Company”) for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Charlton, Vice-President, Finance, Treasurer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                                      The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 12, 2017

By:	/s/ DAVID CHARLTON
Name:	David Charlton
Title:	Vice-President, Finance, Treasurer and Chief Financial Officer